Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: Banknorth Group, Inc.
Commission File No.: 001-31251

          This filing contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” “and other similar expressions. Such statements are based upon the current beliefs and expectations of TD Bank Financial Group’s and Banknorth Group, Inc.’s management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: change in general economic conditions; the performance of financial markets and interest rates; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Banknorth Group, Inc.’s shareholders to approve the transaction; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and Canada; acts of terrorism; and war or political instability. Additional factors that could cause TD Bank Financial Group’s and Banknorth Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Form 40-F for TD Bank Financial Group and the 2003 Annual Report on Form 10-K of Banknorth Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).

          This communication is being made in respect of the proposed merger transaction involving the acquisition by TD Bank Financial Group of 51% of the outstanding common stock of Banknorth Group, Inc. In connection with the proposed transaction, a combined registration statement on Form F-4 and S-4 containing a proxy statement/prospectus will be filed with the Securities and Exchange Commission. Shareholders of Banknorth Group, Inc. are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about TD Bank Financial Group and Banknorth Group, Inc., without charge, at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations (416) 308-9030, or to Banknorth Group, Inc., Attention: Investor Relations (207) 761-8517.

          TD Bank Financial Group, Banknorth Group, Inc. and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding TD Bank Financial Group’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2003, which was filed with the Securities and Exchange Commission on December 15, 2003, and its notice of annual meeting and proxy circular for its 2004 annual meeting, which was filed with the Securities and Exchange Commission on February 17, 2004, and information regarding Banknorth Group, Inc.’s

CORPORATE PARTICIPANTS
PRESENTATION
DISCLAIMER

directors and executive officers is available in Banknorth’s proxy statement, which was filed with the Securities and Exchange Commission on March 17, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

***

Final Transcript

Conference Call Transcript

TD - Toronto Dominion Bank at Scotia Capital Conference - Financials Summit
2004

Event Date/Time: Sep. 14. 2004 / 12:30PM ET
Event Duration: N/A

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Final Transcript

TD - Toronto Dominion Bank at Scotia Capital Conference - Financials Summit 2004

CORPORATE PARTICIPANTS

Ed Clark
Toronto Dominion Bank - Chairman and CEO, TD Canada Trust

PRESENTATION

Unidentified Speaker

Good afternoon and if everyone would take their seats, we’ll get started. Our speaker this afternoon is Ed Clark, President and CEO of TD Financial Growth. Mr. Clark was appointed to this position in December, 2002.

Prior, Ed held senior positions in the federal government from 1974 to 1984, and then from 1984 to 1991, was with Merrill Lynch, Canada, and Morgan Financial.

In 1991, Ed joined CT Financial and in 1994, was appointed President and CEO of CT, and that’s when he got experience with respect to First Federal out of Rochester. And upon the merger of TD Canada Trust in February, 2000, Ed became Chairman and CEO of TD Canada Trust.

Ed?

Ed Clark - Toronto Dominion Bank - Chairman and CEO, TD Canada Trust

Thanks Kevin. Delighted to be here. After we get the disclosure, basically, in running the bank, I have a pretty simple strategy.

I think most of you know the strategy is ton concentrate within businesses and between allocating capital, between businesses on the places where we can get the highest risk adjusted rate of return, so for every dollar of risk that we take, can we get the highest rate of return and can we find the growth spots in each of those businesses so that we can grow those high return businesses.

It’s not, as I think some people would think of it, it’s not necessarily that we won’t take risks or volatility, but we do insist on confining that volatility to each of the business segments in which we operate.

And so, what I’ve said to you on a number of occasions is, we will not let the wholesale business steal the high TE (ph) value that’s assigned to our personal commercial business that’s relatively repetitive in its earnings pattern.

And so we insist that the wholesale business operate within the capital that it has and takes risks that are commensurate with the capital that we’ve assigned that business, which in our case is 2 and a half billion, rather than to borrow the capital of the entire bank and thereby in fact steal some of the TE attributes of the regional business.

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TD - Toronto Dominion Bank at Scotia Capital Conference - Financials Summit 2004

Equally in the case of Waterhouse, obviously another very much more, even more than the wholesale, volatile business. What we fundamentally insist is that business has to break even, even in the worst part of the cycle and so then we, in a sense, leave it to the investment community to decide how to in fact value that business on a standalone basis. I think the other characteristic that we have is, you know, under-promise, over-perform, make sure that the investment community knows what’s going wrong in our organization.

I figure you’ll figure out what’s going right on your own. You don’t need my help to do that. My job is more to make sure you understand the things that aren’t working so that you can, in fact, make a reasonable decision. This graph that shows that we do earn significantly more for every dollar of risk that we take then our competitors. When we roll in Bank North into that, it will come down.

Bank North doesn’t earn what we earn on per dollar a risk rate asset, but it does earn more than our four other bank competitors. Obviously all this doesn’t mean much if we don’t translate it into earnings and that’s the important thing in the long run. Can we steadily grow our earnings? We have been trying to take out some of the extraordinary items, and particularly in the last number of quarters, I think all of the banks are benefiting.

In our case, not just from sector releases, but also recoveries of past loan losses. We don’t think those are sustainable. We don’t believe that the credit cycle has been abolished, and so when we look at sort of underlying earnings, we take those out.

And basically, we moved from 2003 in the first half, about 70 cents of earnings to the second half, about 80 cents in earnings, and I’d say we see ourselves as running about 90 cents in earnings in 2004.

So those are the kinds of numbers that we look at and we use that number to determine dividends. And basically, in terms of dividends, we’re running at 35 to 45% payout ratio, but on average, 40%, and as you can see, you multiply 40% times what we see the sustainable earnings, you see the dividends move up there. Our position on earnings is pretty straightforward.

On dividends, which is - earnings drive dividends, if we have excess capital that we can’t redeploy, we will in fact give that back to the shareholders through buybacks rather than permanently increasing the dividend payout ratio. Key is that we have three fundamental businesses, and the good news is that all of them are growing and so all of them have contributed to that earnings performance.

Year over year, year to date, the personal commercial bank is up 15 and a half %, wealth management is up 95%, and wholesale is up just under 14%. In terms of fundamental strategies, it’s not very complicated.

Our personal commercial bank, and I’ll get into this as two just core strategies, its got to now build a better bank, having built the bank, which was the integration of TD and Canada Trust.

And secondly, it has to take advantage of the fact that it has less than its normal market share in a number of key businesses and it ought to be able to super grow those businesses so it produces better than average profit growth relative to our competition.

In the case of the wealth management area, it’s fundamentally exploit the franchise that we have in TD/CT, but fill in there our gap on the wealth management advisory side.

And in the case of the U.S. basically take advantage that we are in the sweet spot of discount brokerage and we ought to take advantage of being in that sweet spot to outgrow our competition. And finally, on the wholesale side, again, very simple strategy.

We’re running a full domestic dealer and we have an underexploited asset we believe in there, and that over time, we can grow that slightly faster than our competition, and we will now have re-shifted our capital markets group globally to make it a more niche player. Let me take you through each of these strategies.

As I indicated in the case of the personal commercial bank, they really had excellent, excellent profit performance, but their first job is now to having integrated TD and Canada Trust, is to go back over that integration, work our way through, and really achieve what I want to achieve, which is that we have a clearly distinctive better bank. And that means that it produces on a consistent basis and better customer experience.

And I would say we are not wholly satisfied that we are there yet, and that’s the task that we have to do over the next three or four years is to get the kind of end-to-end processing, that we produce that kind of error-free comfortable experience. We also I think have been challenged on the market share side.

We lost a bit of market share during the merger, as you would expect, and we have been gradually reducing the rate at which we’ve lost market share in some of the commodity products, particularly in the mortgage area and the term business.

And I would hope that in the next couple of years that we would stabilize that market share and then as we complete the building of a better bank, we should be able to achieve slight market share increases in this area. I don’t think we should be unrealistic, having done this game before. At Canada Trust, we were able to take 20 or 25 basis points of market share from the bank for the year.

I think that’s the kind of order magnitude you’re looking, even in the good - in the best case scenario. I think as part of the core

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TD - Toronto Dominion Bank at Scotia Capital Conference - Financials Summit 2004

business, what we really want to do is make sure we’re holding our market share in this gradually, to having better attraction, better retention, have slight increases at our market share as we execute that plan. Clearly though, a second element of that is managing your expenses.

Now I’m one who does not believe there is in fact a contradiction between managing expenses and producing a better bank. Indeed, I believe that all those things that you have to do to manage expenses are the things you have to do to run a better bank. And they’re all around process engineering. That is the fundamental thing you have to do to produce a better bank.

Could we go to the next slide? The other thing of course that we’re dealing with that puts additional pressure on us is that margins are coming down in this business. I’ve spoken about this before. I think the industry allowed economic profit to creep into the commodity products, basically the mortgage business and some of the basic simple savings products. I don’t think that’s a sustainable model.

There are enough new entrants on the periphery all the time that will come into this field and squeeze out that economic profit and so as an industry, we have to take our cost structure down so that we can earn the kind of returns that we’ve historically earned while living with these narrower margins. That’s certainly what we’ve been doing at the TD Bank is bringing that efficiency ratio down.

In the graph, the gap difference is fundamentally different because we have two acquisitions that we’re rolling through with the restructuring charge, so if you actually want to know what our true efficiency, ongoing efficiency ratio is, we’re down. It’s 57 and a half %. So we’ve made significant progress despite the fact that obviously the revenue line has been impacted by the declining margins.

On the growth side then, the key is to take the businesses where we have less than our natural market share, and leverage off the strength of our franchise to grow those businesses faster than normal. But this isn’t, you know, rocket science. This isn’t breakthrough technology.

This is basically in the case of credit cards going back and we were prohibited from marketing to the credit card, the Canada Trust population going back in and marketing, and that’s why we’ve had such rapid growth in our credit card area. In the case of small business, Canada Trust wasn’t as significant a player as the banks were in small business, so we’ve been able to grow our market share in small business.

Commercial will be a little longer cycle. It’s a longer sales cycle, but again, with TD, we’d only have about a 10% market share in the commercial sector on the major loan side and we believe that with our market presence, we can grow that while staying within our risk limits.

In the case of insurance, we had a setback in terms of our penetration rates in insurance that’s been moved from Canada Trust Technology over to TD Technology. We reinstalled the Canada Trust Technology to move us back to best in class penetration rates and we’ve been introducing a series of their single need products that we think can allow us to grow our life insurance side faster than average.

And of course we’ve had a tremendous success with Molosh Monics (ph), as have many insurance companies right now, but Molosh has always taken market share from our competition and continues to do so. It’s a very high rate of return business because it has a better business model and more efficient business model than our competition.

At the end of the day, have we translated this into better income performance? The answer is yes. Our revenue has grown faster even adjusting for the acquisitions, so our revenue, despite the fact — and I’ll come to this — despite the fact that we’ve had no growth in our unsecured lending volumes. This is another gap that we have in the bank is that we do not have the right credit technology that will give me confidence that we want to rapidly grow that area.

So that’s been a very important source of growth for people, for our competition, that we haven’t had. We have had basically zero growth in that area. That’s also impacted our margins, it tends to have us suffer more margin compression because what’s going on here today, the margin compression would be occurring on the money inside, not on the money outside, but it’s being paid for by margin expansion on the money outside as people grow their unsecured lending file.

The good news of that slower growth from the unsecured lending is that we have quite different PCL performance. And so I would say that’s a real number in the sense it just reflects our strategy versus what the other four banks are doing because they are growing that file faster and there’s a consequent PCL growth that flows with them.

So the net bottom line is that, in fact, we’ve been able to significantly outgrow our competition. We did it last year and we’re doing it this year in terms of net income growth.

Now I’ll turn to wealth management. Basically, as I indicated, fundamentally very simple strategy in the case of wealth management, both in Canada and the United States. Can we better exploit the franchises that we’ve inherited in these areas?

Let me first turn to Waterhouse. Waterhouse is obviously a volatile business, heavily driven by trades per day. We’re trying to get away a bit over time from the dependency on trades per day, but if you want the predictor of income in Waterhouse, it’s fundamentally trades per day. It’s still fundamentally what’s

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TD - Toronto Dominion Bank at Scotia Capital Conference - Financials Summit 2004

driving that business. We have used marketing dollars a bit of a cushion so that when we make more money we spend more money on marketing, and when we make less we cut marketing down.

And so, in fact, the volatility of the net income number isn’t quite as severe as a pre-marketing net income number.

In terms of the U.S., what’s the sweet spot I spoke of? Fundamentally the sweet spot is that the act of trader market is really now dominated by Ameritrade. That market has been a great market. They obviously have a great franchise but probably over the next 20 years doesn’t have the growth of what we think of the average investors. And they’re coming from, basically from the retail brokerage system but does not find it economically viable to service customers with 200, $300 thousand in assets.

So they’re too small an asset basis for the full service brokers to retain those customers. And so many cases they actually are literally firing those customers or the independent advisors in those networks are taking their franchises out of those customers. We capture that flow in two ways.

One is, in our own franchise, we capture it because we look more what those customers are looking like. We have branches, we have a mutual fund platform, we have call centers, we have very personalized service and so we tend to capture those. So if you take a look at our account in transfers, heavily from the full service brokers.

But we also, along with Fidelity and Schwab, are the backrooms for the independent financial advisors. And we’re growing that for about twice the speed of Schwab so that, in fact, we’re getting more and more of that because the independent financial buyers are worried about Schwab’s strategy of getting into the advice game.

And so they’re starting to hedge their bets a bit with Schwab. So we end up getting what we call the full service refugees in the two different ways, either from the independent financial advisors indirectly or directly when they come to us.

In the case of our domestic operations, obviously Waterhouse Canada has been a huge source of profit to our domestic operation. The other lynchpin of our profit is our mutual fund business that has gone very well over the last couple of years. We have excellent performance in our mutual funds.

We’ve been able to take that performance and extend our franchise beyond our proprietary networks to start selling outside our proprietary network, and we’ve gained market share in long-term funds, which is what we measure.

We don’t tend to look at market share in total mutual funds because the money market number just swings back and forth as customers go from GICs into mutual funds and money market then back again. So we’ve done very well in terms of our mutual fund business.

But the key to us, the key weakness that we have in our franchise, which is what we view as an opportunity, is the fact that we are understaffed on the advisory side and we haven’t historically had the right platform on the advisory side.

So we’re putting a lot of resources into building the advice side because we know that we have the capability of pushing across or encouraging customers to go from our branches into the advice side.

Indeed, those customers, if we don’t have that advice side, will go to our competition. And we have an incentive structure and we have, frankly, a culture that allows us to move the customer to the best place for them. But what we don’t have, and haven’t had historically is enough advisors and the right platform, the right product set, to receive those customers.

And so what I’ve indicated to the marketplace is that we’ve been spending the dollars, we’ve revamped the model of our retail brokerage system, changed the compensation model, we’ve introduced - we’re introducing different products, we’re introducing a better technology platform, we’re introducing sales training, and we’re going to gradually build up that platform to build the advice side.

At the same time, we’re building up our financial planners. They are basically mutual fund salespeople. They target the $140 thousand asset customer and they’re very closely aligned into the branches. And that force is growing about 75 people a year and we seem to be very successful at doing that. That’s the kind of number that we seem to get. And those are all on track to meet their profit targets as a cohort.

Overall financial planners we’d be losing money on them because it takes about a year and a half to two years for that — for a financial planner to break even. So by growing it at about 75 a year we’re absorbing losses, but in the long run we’ll have a profitable sales force.

In the wholesale area, very simple strategy, as I indicated. How do we build and reinforce the domestic wholesale bank? This is a tough marketplace. There are certainly an adequate supply of wholesale banks in Canada, so it’s a very tough marketplace. So how do we carve out a position for us in that marketplace?

And secondly, what to do with our global capital markets where we would have a significant presence around the world in varying niche areas. Let me talk about each of that.

In terms of the - really the overriding factor that governs our view, as I indicated earlier, is that we want a wholesale bank that does not ever lose money and that operates within risk parameters that

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Final Transcript

TD - Toronto Dominion Bank at Scotia Capital Conference - Financials Summit 2004

are commensurate with the $2.5 billion of capital that we’ve allocated that business rather than to think of themselves as operating within risk parameters for the capital for the total bank. I think that’s a fundamental differentiator.

The second differentiator is that we believe in economic profit. And so we have said to the people that are running the wholesale bank, “You are going to be measured on economic profit and your job is to generate economic profit for the bank, the shareholders.”

And we compensate the top management team in the wholesale bank as if they work for the bank as opposed to that they work for the dealer so that their interests are aligned with us as shareholders in that institution rather than seeing themselves as happen to be working in a wholesale bank that’s owned by the TD Bank. That produces quite a fundamental different reaction within the bank and that’s why we’ve been able to constantly withdraw capital because once you’re incented to worry about economic profit, then you’re worried about the allocation of capital and you give capital back to the bank if you can’t productively use it.

The key to that, to the domestic franchise, is having built the capabilities and with the acquisition of Newcrest, we think we have quite a solid domestic franchise. I think there are two challenges that we face in the wholesale side.

One is can we build out the wealth management retail brokerage side? So I think we’re disadvantaged in terms of some products in the marketplace because we don’t have the placing power on the retail side. Very strong institutional equity presence, but weaker presence on the retail brokerage side.

And second, frankly, is that this is a very long sales cycle. We have to shift people. There are historical franchises in Canada and since the TD is down the path of building that franchise rather than buying that franchise, transferring those loyalties in a relatively constrained market with tough competitors takes a long time to do.

On the capital market side, we are significant players in the credit derivative market, we are players in the interest rate, the equity derivative markets, the equity options markets, and we have really quite transformed these businesses over the last few years, shifting their franchises from being directed towards issuers to being directed towards investors. That represented quite a shift in the — in what the business model that that skill set was doing. I think we’re very pleased with how we managed to do that. This remains a significant profit center for us.

Clearly the critical issue, I think going forward, is that you want to make sure that if you’re in these businesses that you have very conservative profit attribution accounting rules in place so that you’re not front-ending profits in these businesses, you’re waiting until release those profits when you’ve actually genuinely been released from the risk.

And secondly, we have to make sure that your risk infrastructure goes as rapidly as the product innovation cycle in these sectors. And so you’ll see in our wholesale bank that we’ve had quite high growth rate in expenses. I think that’s inherent. I think the price if you want to be in these businesses is that you have to put the money in the risk infrastructure or you’re fooling yourself over the long run whether you’re going to make money.

The great news is that these three businesses combined, because of the growth that we’ve had in those businesses and because of this focus on economic profit and using capital carefully and being very careful about your risk, is that we’ve obviously had some pretty spectacular increases in our capital position which has allowed us the opportunity to make the decision, as you are aware, about whether or not we wanted to simply give this money back to the shareholders or whether we wanted to use it as a way to diversify our earnings and going in the United States and building ourselves an option for growth.

And we clearly made that decision that we believe that we found a way to go into the United States in an economic way that can provide for future growth and good economics for the TD Bank shareholder going forward.

Critical to that decision was finding the right platform. We believe that Banknorth is the right platform. Number one on our list is do you have a management team that can execute your strategy?

Again, I have a very simple operating style. I view my job as trying to figure out where you want to go and try to figure out who can take you there in terms of management and, frankly, being tough, that if they can’t take you there, getting someone who can take you there. I don’t think that’s — managing is actually that complicated as long as you state clearly what you want to do.

And so going in the United States, I don’t believe that within the TD Bank today we have the capability of running a personal and commercial bank in the United States. And so I wasn’t prepared to go in there unless I could find a management team that we were prepared to hire.

And so rather than thinking of this as an acquisition, we thought of it as a hire and looked to Bill Ryan and his management team and said that’s a team that we would hire any day of the year.

Secondly we wanted to make sure that it was in the right location. And by that we meant had a place where we had opportunities for further growth. We do not want to be trapped where we just did one acquisition and couldn’t go anywhere. And that was very important for us.

And third we wanted to make sure that we had it in sufficient scale that we weren’t inheriting someone else’s strategic dilemma and that we had a size that could continue to do the acquisitions,

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TD - Toronto Dominion Bank at Scotia Capital Conference - Financials Summit 2004

absorb the acquisitions that we would like to do going forward, and frankly, again, that would be of scale to attract top management.

Because, again, I don’t want to sound like a broken record, but at the end of the day, since strategy is perfectly obvious in the banking business — it’s all about execution — it turns out to be all about differentiation and whether you have management teams that actually do what they say they’re going to do.

We also then complemented this with a structure that we think is an excellent structure that allows us to use our capital in the right way, which is to focus the capital on growth and not use up all the capital just to make the acquisition, that allows us to keep a currency outstanding. That has two advantages.

One, it gives that management team, when they’re looking at acquisitions, the choice of offering either shares or cash. And frankly, has a marker so that I can see whether or not management is performing because I keep the retention of all the outside analysts, watching that management team and their interests in that stock. And so we like the structure as it is. It’s obviously an unusual structure, but we think the structure is very good for the TD shareholders.

So in the end, what do we have in the TD Bank? Well, we have three basic good businesses that operate under the same paradigm, which is managing to increase your profit on a risk-adjusted basis. Secondly, where you’re all the time scanning your businesses and saying where are my leverage opportunities to produce further growth and then taking that capital and trying to find the growth avenues for the future.

The reason why Molosh is doing well today is because what we did in Molosh five years ago. And the reason we’re going in the United States today is to provide for future growth when the under-penetration strategies that we’re executing in Canada start to run out and we start to, in fact, revert to the mean in terms of growth rates in Canada, we would have another avenue for growth. And so that’s why I think in the end we will have three growing businesses going to four.

Thank you very much.

Unidentified Speaker

(off-mic)

Unidentified Speaker

Excuse me. Yes, a quick question on Waterhouse. It appears to be the lowest return on capital business that you do have currently and you talked about the niche in the market that you’re focused on, not the low end, but the kind of higher end at discount brokers. Can you comment with some metrics? Are you gaining share against Schwab and Fidelity, which would be the major players there, or are they winning the day, as they seem to be.

Ed Clark - Toronto Dominion Bank - Chairman and CEO, TD Canada Trust

Good question. Can I comment first on the rate of return of invested capital? That’s a little unfair to Waterhouse. We like to report to you, our shareholders, what our rate of return of invested capital is for — at all ends.

So what we do in that calculation is say what did we actually spend on that asset and then what is the return this year on all the money, including all the goodwill, everything on there. The one thing you have to be careful on the Waterhouse is that we — when we bought Waterhouse, we then sold off our interest in KnightTrimark) and the trading, that turned out to be a rack of nice economic profit in that single year.

We didn’t reduce the goodwill, which might have been an alternative way of looking at it because we almost essentially acquired Waterhouse for free in effect. And so it’s a little unfair. They get quite irritated when we say (inaudible).

All (ph) in it’s been a — if you sum the economic profit from Waterhouse from the day of acquisition, the numbers are a phenomenally high acquisition. It was also obviously significantly raised when we brought the minority back in because we paid a lot for the minority to take them out. I think that’s been a strategy that will reap benefits that won’t necessarily show up in Waterhouse, but is showing up in the rest of our wealth management because they’re getting the benefits. We did that particularly with respect to the Canadian operations, which we wanted to get back inside so that we could use them as a platform to build out our retail brokerage network. And so we gave them access to the technology that we had there. So I think it’s a little unfair.

And so one way — the other number that we don’t — we’re happy to give it out to people who want it — is we look at operating return on invested capital because what you want to know is that the margin watch your rate of return that you’re earning for each incremental dollar you’re putting in. And that would be a very good number in the case of Waterhouse.

In terms of how we’re doing, I wouldn’t say that we’re doing particularly well relative to Fidelity. I think Fidelity is doing quite well, very strong franchise, and they’d be doing well in the IFA business and in the direct business.

We clearly have been doing well relative to Schwab and so we always, on a monthly basis, take market share from Schwab. So we keep track of that, both in the IFA business and the direct

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Final Transcript

TD - Toronto Dominion Bank at Scotia Capital Conference - Financials Summit 2004

business. We probably — as a general statement you’d say we take market share from the retail full service brokers generally, the Merrill Lynch or whoever you want to pick, we will always have significant flows into us from those businesses.

And I’d say because we haven’t had an active trader platform — we’re going to be launching that this fall — we have been losing market share in the active trader markets between the Ameritrade and we’ve been losing market share in the low-end accounts to Scottrade.

Unidentified Speaker

Yes. Could you give us your take on the mortgage market and the risk inherent in those, overall, in the United States and specifically with regards to Banknorth?

Ed Clark - Toronto Dominion Bank - Chairman and CEO, TD Canada Trust

Banknorth isn’t a major player. I think it has about 17% of its assets in the mortgage business. So it’s not a major player in the mortgage business. They made a conscious decision in the whole spectrum of mortgage market in the Boston area, to stay away from that area and shut it down two years ago because they were nervous about the credit exposure.

So, you know, I wouldn’t claim to be an expert on the U.S. mortgage business. So, it’s not a significant factor. I’d say the key thing to understand — I mean, the risk in Banknorth, undoubtedly, Banknorth is a commercial and small business bank, a task or retail deposit bank, if you wanted a quick characterization of it.

And it would be a significant player in the commercial real estate market. When we did our due diligence on them, we stress tested that portfolio against the 1991 downturn, you know, to satisfy ourselves that we weren’t sort of weeping from having been in the telecom utility sector worldwide, and now in the U.S. commercial real estate sector. And obviously, if we had another ‘91 hit, you know, Banknorth would get hit by that, but it wouldn’t be catastrophic to them.

Unidentified Speaker

Ed, what would you view your — the long-term growth rates in your various businesses and where do you see the greatest growth opportunity from a core perspective?

Ed Clark - Toronto Dominion Bank - Chairman and CEO, TD Canada Trust

Well, if we start with - in Canada, TDCT - what we’ve said is, you know, inherently, that’s a 6-7%. It’s a GNP, slightly greater than GNP growth business. We have only said to the marketplace that we ought to be producing 10%. And I can say this now because I’m not running this.

So, Andrea Rosen ought to be producing 10% plus growth rates in that business because she has this mix of 6-7% and then above 10%. But out that average to 10% being credit cards, small business commercial insurance.

And we’ve been, as you know, well exceeding that 10%. We got a little ahead of ourselves, but I think we’ll still, you know, we’d still look for that kind of 10% growth here for the next couple of years, not because we’re, you know, we’re smarter than anyone else, just we have — we’re seeing an opportunity and if we just the obvious, we ought to super grow that.

I think you, you know, you then, on wealth management, I think you can think of that business as being 10-12% growth business. It should be that - A (ph) again, because we are in catch-up mode.

And so, as long as our wealth management business — the mutual fund, the discount brokerage and the high net worth business — don’t undergrow the market - I think they ought to be in the double-digit range — but we ought to do slightly better than that as we roll out our, you know, advisory platform.

But that business is not a super profit business. I mean, everyone that’s in it knows that. A lot of the profit tends to be retained by the people that are on the front line. So there’s limits on how much that’s going to actually make a difference.

We certainly think that Waterhouse in the U.S. is a 10% plus growth - whether it’s 215 (ph), but that’s the sort of - it’s in that territory. It’s - as a sort of steady state over the cycle.

And I would not see TD securities going more than that sort of 5-6% a year. If it does 5-6% a year and every year shows us, you know, about 20% rates of return and nice economic profit, I’ll be a very happy shareholder.

Unidentified Speaker

What percentage of the bank’s capital is invested in private equities and hedge funds?

Ed Clark - Toronto Dominion Bank - Chairman and CEO, TD Canada Trust

In hedge funds, it would be miniscule in the sense of where we are. Our merchant bank has a few of these portfolios - legacy portfolios - where we invested in other people’s merchant banks so that - and so I can’t tell you that there won’t be some hedge funds

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Final Transcript

TD - Toronto Dominion Bank at Scotia Capital Conference - Financials Summit 2004

in amongst all those. But it would be, you know, 1% of our capital, 2%? I’ll try to come back and get you a more precise number.

But it’s not a - we’re very cautious in terms of our hedge funds. I’m a bit of a - I recognize the hedge funds are the new thing and I think, you know, our institutional equity desk, you know, clearly has actually done quite well in servicing those customers. But we’re quite careful on the credit side of what we will do to extend credit.

So we, among the Canadian banks, we would certainly be in the less aggressive side on the hedge fund business. And some people inside my organization would say that’s a bad thing and some would think it was a good thing. But, you know, I’ve been cautious on that sector.

Unidentified Speaker

And on the private equity side?

Ed Clark - Toronto Dominion Bank - Chairman and CEO, TD Canada Trust

On the private equity - I’m sorry. We, the person who runs the merchant bank and the private equity, I’ve given the number for both sides. So, he runs the whole (inaudible) runs that whole area. So our propriety funds, we don’t make such a big difference between the two.

Unidentified Speaker

Well, on that note, I’d like to thank Ed for his presentation.

Thank you.

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